   As filed with the Securities and Exchange Commission on December 19, 2002

                                File No. 70-____

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       -----------------------------------

                                    Form U-1
                           Application or Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935

                      ------------------------------------

                        American Transmission Company LLC
                               ATC Management Inc.
                        N19 W23993 Ridgeview Parkway West
                            Waukesha, Wisconsin 53188

             (Names of companies filing this statement and addresses
                        of principal executive offices)

                      ------------------------------------

                           Alliant Energy Corporation

                 (Name of top registered holding company parent)

                      ------------------------------------

                       Walter T. Woelfle, Vice President,
                               Legal and Secretary
                               ATC Management Inc.
                        N19 W23993 Ridgeview Parkway West
                            Waukesha, Wisconsin 53188

                     (Name and address of agent for service)

     The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

                       Walter T. Woelfle, Vice President,
                               Legal and Secretary
                               ATC Management Inc.
                        N19 W23993 Ridgeview Parkway West
                            Waukesha, Wisconsin 53188

                               Joanne C. Rutkowski
                               Baker Botts L.L.P.
                                   The Warner
                          1299 Pennsylvania Ave., N.W.
                            Washington, DC 20004-2400






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         American Transmission Company LLC ("ATC LLC"), a Wisconsin limited liability company, and ATC Management Inc. ("ATCMI"), a Wisconsin corporation (together, the "Applicants") hereby request the Securities and Exchange Commission ("Commission") to issue an order granting the financing authority set forth below.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

A.   Background

         ATC LLC and ATCMI are subsidiaries of Alliant Energy Corporation ("Alliant"), a registered holding company. ATCMI is the corporate manager of ATC LLC.

         By order dated December 29, 2000 (HCAR No. 27331) (the "December Order"), the Commission authorized Applicants to enter into various financing transactions through June 30, 2004 ("Authorization Period") as follows: (1) short-term debt financing by ATC LLC in the form of, among other things, borrowings under a revolving credit agreement, issuance of commercial paper or other forms of short-term financing, (2) long-term debt financing by ATC LLC in the form of debentures or other forms of long-term debt financing, (3) equity financing in the form of common or preferred stock of ATCMI, and (4) related interest rate hedging transactions.

         The authority under the December Order was subject to certain conditions: (i) short-term borrowings would not exceed $125 million; (ii) the total amount of short-term and long-term debt outstanding would not exceed $400 million during the Authorization Period; (iii) the maturity of short-term debt would not exceed one year and the maturity of long- term debt would not exceed fifty years; (iv) any short-term or long-term debt security or credit facility would have such designation, aggregate principal amount, interest rate(s) or methods of determining the same, terms of payment of interest, collateral, redemption provisions, non-refunding provisions, sinking fund terms, conversion or put terms and other terms and conditions as ATC LLC and the ATCMI might determine at the time of issuance, provided that, in no event, however, would the effective cost of money on short-term debt exceed 300 basis points over the London Interbank Offered Rate for maturities of one year or less in effect at the time; (v) the interest rate on long-term debt would not exceed 500 basis points over the yield-to-maturity of a U.S. Treasury security having a remaining term approximately equal to the average life of such debt.

         The Commission also authorized ATCMI to issue additional Class A shares to new members of ATC LLC, and to issue nonvoting preferred securities subject to the following terms: (i) the aggregate issuance price of common equity and preferred securities issued by ATCMI would not exceed $500 million; and (ii) the dividend rate on any series of preferred securities issued by ATCMI would not exceed 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of that series of preferred securities at the time of issuance. The Commission further authorized ATCMI to issue its Class A shares to Member Utilities seeking to exchange their respective ATC LLC member units for ATCMI Class A shares. The Commission reserved jurisdiction over the issuance by ATCMI of any voting equity securities in connection with an initial public offering of ATCMI stock.

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         The Commission authorized ATC LLC to enter into interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, were equal to or greater than BBB, or an equivalent rating from Moody's Investors Service, Fitch, or Duff and Phelps. The transactions would be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge would not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

         The Commission also authorized ATC LLC to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges. Applicants would comply with existing and future financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions, and these hedging transactions would qualify for hedge accounting treatment under generally accepted accounting principles.

         Thereafter, by order dated March 14, 2001 (HCAR No. 24893), the Commission authorized Applicants to engage in the transactions set forth in
Section 3.10 of the Operating Agreement of American Transmission Company LLC. Specifically, the Commission authorized Applicants to use the proceeds from the issuance of the securities authorized in the December Order to redeem Member Units from certain Members as described in Section 3.10 of the Operating Agreement, and authorized two public-utility subsidiary companies of Alliant to sell the interests in ATC LLC that ATC LLC was seeking to acquire. The redemption was designed to reduce the amount of ATC LLC's equity capitalization and to bring ATC LLC's common equity ratio to approximately fifty percent, which is more congruent with industry standards than its then-current 100% ratio.

B.   Current Request

         Subject to the above terms and conditions, the Applicants hereby request additional financing authority. To the extent not already authorized in the December Order, Applicants request authority to issue and sell other types of securities, including preferred securities (either directly or through a subsidiary), long-term and short-term securities and convertible securities and derivative instruments with respect to any of the foregoing, in an

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amount not to exceed $710 million at any one time outstanding during the
Authorization Period, provided that short-term debt will not exceed $200 million at any one time outstanding.

         In addition to the $710 million of notes and securities as described above, Applicants request authorization to issue up to $393 million in additional membership interests in ATC LLC and shares of Class A and Class B stock in ATCMI.

         All such issuances and assumptions of securities will be subject to an aggregate limitation of $1.103 billion of securities issued and outstanding at any one time during the Authorization Period, exclusive of guarantees.(1)

    Preferred Stock

         Applicants seek to have the flexibility to issue authorized preferred stock or other types of preferred securities (including trust preferred and convertible preferred securities) directly or indirectly through one or more subsidiaries, including special-purpose financing subsidiaries organized for such purpose. The proceeds of preferred securities would provide an important source of future financing for the operations. Preferred stock or other types of preferred securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by ATCMI's board of directors, or a pricing committee or other committee of the board performing similar functions. Preferred securities may be redeemable or may be perpetual in duration. Dividends or distributions on preferred securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow Applicants to defer dividend payments for specified periods. Preferred securities may be convertible into forms of equity or indebtedness, or into other securities or assets.

         Preferred securities may be sold directly through underwriters or dealers in any manner.

    Long-Term Debt

         Long-term debt securities could include notes or debentures under one or more indentures or long-term indebtedness under agreements with banks or other institutional lenders directly or indirectly. Long-term debt may be secured or unsecured. Long-term debt may be convertible or exchangeable into forms of equity or indebtedness, or into other securities or assets. Specific terms of any borrowings will be determined by ATCMI at the time of issuance and will comply in all regards with the parameters on financing authorization set forth in above.

-------------------
    (1) For the purposes of this aggregate limitation, such limitation shall, in the case of promissory notes and assumption of obligations be based on the aggregate principal amount of such promissory notes and obligations outstanding at one time. In the case of longer-term securities, such amount shall be based on the amount of securities initially issued, or any like securities issued in exchange therefor or in refinancing thereof. In the case of equity securities, such amount shall be based upon new issuance and shall exclude issuances for any undistributed earnings.


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

    Short-Term Debt

         Applicants seek authority to arrange short term financing, including institutional borrowings, commercial paper and privately-placed notes.

         Applicants may sell commercial paper or privately placed notes ("commercial paper") from time to time, in established domestic or European commercial paper markets. Such commercial paper may be sold at a discount or bear interest at a rate per annum prevailing at the date of issuance for commercial paper of a similarly situated company.

         Applicants may, without counting against the limit on financing set forth above, maintain back up lines of credit in connection with one or more commercial paper programs in an aggregate amount not to exceed the amount of authorized commercial paper.

         Credit lines may also be set up for use by Applicants for general corporate purposes. Such credit lines may support commercial paper, may be utilized to obtain letters of credit or may be borrowed against, from time to time, as it is deemed appropriate or necessary.

    Equity Interests

         In the event Applicants determine to seek capital through equity or to acquire new facilities in exchange for equity interests, Applicants seek authorization to issue additional ownership interests in the ATC LLC and Class A and B stock in ATCMI up to a total of $393 million.

         Ownership shares may be issued in the form of member interests, preferred member interests or convertible member interests.

         ATC LLC would issue ownership shares in exchange for the transfer of transmission facilities to ATC LLC by current or future members. The entities transferring transmission assets and their transferring asset values has not yet been determined. In order to maintain its 50/50 debt to equity ratio; ATC LLC would reimburse the contributors for 50% of the net book value of the transmission assets contributed. In addition, ATCMI would issue to each new member of ATC LLC common stock in an amount that is proportional to that member's interest in the ATC LLC, with a par value of $0.01 per share and a sales price of $10 per share.

         Additionally, it is anticipated that ATC LLC will issue ownership shares and ATCMI will issue Class A stock to Wisconsin Public Service Corporation or its affiliate in exchange for that company's contribution of 50% of the ongoing cash requirements of the Arrowhead to Weston Transmission Line Project (the "Project"). Current cost estimates are $126 million over the 2002-224 period.

    Guarantees

         Applicants may determine that they can best achieve their financial objectives by guarantying or assuming certain obligations of its affiliates or member companies. Accordingly, Applicants request authorization to enter into guarantees, obtain letters of credit, enter into


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expense agreements or otherwise provide credit support with respect to the obligations of their affiliates or members in the ordinary course of Applicants' business, in an amount not to exceed $125 million outstanding at any one time during the Authorization Period.

         Certain of the guarantees referred to above may be in support of obligations that are not capable of exact quantification. In such cases, Applicants will determine the exposure under such guarantee by appropriate means including estimation of exposure based on loss experience or projected potential payment amounts. As appropriate, such estimates will be made in accordance with generally accepted accounting principles and/or sound financial practices.


ITEM 2.  REGULATORY APPROVALS

         Applicants are seeking approval from the Federal Energy Regulatory Commission. No other regulatory approvals are required.

ITEM 3.  PROCEDURE

         The Applicants respectfully request that appropriate and timely action be taken by the Commission in this matter and that an order be issued as quickly as possible, but in no event later than February 16, 2003. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

ITEM 4.  EXHIBITS AND FINANCIAL STATEMENTS

         Exhibit No.     Description of Exhibit
             F-2         Opinion of Counsel of Walter T. Woelfle (to be
                         filed by amendment)

             F-3         "Past Tense" Opinion of Counsel (to be filed by amendment)

             H-1         Proposed Form of Notice

ITEM 5.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

                  None of the matters that are the subject of this Application-Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application-Declaration will result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.


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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: December 19, 2002

                             AMERICAN TRANSMISSION COMPANY LLC
                             By: ATC Management Inc., Its Manager

                             By: /s/ Walter T. Woelfle

                                     Name:  Walter T. Woelfle
                                     Title: Vice President, Legal and Secretary

                             ATC MANAGEMENT INC.
                             By: /s/ Walter T. Woelfle

                                     Name:  Walter T. Woelfle
                                     Title: Vice President, Legal and Secretary


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                                 EXHIBIT INDEX

         Exhibit No.     Description of Exhibit
             F-2         Opinion of Counsel of Walter T. Woelfle (to be
                         filed by amendment)

             F-3         "Past Tense" Opinion of Counsel (to be filed by amendment)

             H-1         Proposed Form of Notice